April 10, 2012

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-6-12

QUATERRA PROVIDES CORPORATE UPDATE

VANCOUVER, B.C. — Quaterra Resources today provided a corporate update including anticipated timing for the completion of work on projects listed below.

Yerington District, Nevada
A press statement detailing the preliminary economic assessment of the MacArthur acid-soluble copper project is expected to be released within the next 30 to 45 days. The report, to be published within 45 days of the press statement, will include an updated resource estimate, metallurgical testing results, preliminary mine plan and financial metrics and will lay the foundation for further work at MacArthur.

At the Yerington site, located two miles southeast of the MacArthur site, an approximate 7,500-foot sonic drilling program will commence this week to characterize the oxide residuals at the site. These residuals include tailings, sub grade ore/waste rock and heap leach pads from the former mining operations at the site. Following drilling, metallurgical test work is also planned to evaluate the technical and economic considerations associated with recovering copper from the residuals. Depending on the outcome of the ongoing work these residuals may be combined with the MacArthur acid soluble project realizing additional economies of scale. The intention of this work is to evaluate whether these residuals can be integrated into a common SX-EW plant at MacArthur to enhance the oxide project’s economics while advancing reclamation at the Yerington Site.

Nieves, Zacatecas State, Mexico
Caracle Creek International Consulting Inc. is currently updating the Nieves resource estimate after lengthy delays caused by problems with standards used in previous assay programs, which required extensive re-assaying to resolve. An updated resource is now expected within the next 30 days, followed by completion of a preliminary economic assessment by M3 Engineering & Technology Corp. of Tucson, Arizona, by mid-year. Thereafter Quaterra anticipates initiating a process of monetizing the Nieves project.

Geophysical surveying in covered areas west of the known veins has been completed during the first quarter of 2012 with results pending. Surveying included six lines (28.4 line-kilometers) of controlled source audio-magnetotellurics (CSAMT) and nine lines of pole/dipole induced polarization (IP) totaling 16.5 line-kilometers.

Herbert Glacier, Alaska
Results of a NI 43-101 report, including an initial estimate of the gold resource and recommendations for additional drilling, will be announced during April.

Cave Peak, Texas molybdenum prospect
The agreement with Freeport-McMoRan Mineral Properties Inc. (FMMP), previously announced on November 24, 2010, has been extended for one year. The agreement provides FMMP with the exclusive right and option to acquire a 70% ownership interest in the Cave Peak project by paying 2012 land holding costs on behalf of Quaterra and by subsequently spending US$5 million on exploration over four years ending in 2016. Except for the 2012 land holding costs, which are a firm commitment, all other exploration expenditures are optional.

Quaterra Resources Inc. (NYSE Amex: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources. Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.